KAISER VENTURES LLC

3633 INLAND EMPIRE BLVD., SUITE 480

ONTARIO, CA 91764

909.483.8500 (OFFICE)

909.944.6605 (FAX)

FILED VIA EDGAR

August 2, 2007

Mr. Kevin Woody	Ms. Jennifer Monick
Accounting Branch Chief	Staff Accountant
Division of Corporate Finance	Division of Corporate Finance
Securities and Exchange Commission	Securities and Exchange Commission
Mail Stop 4561	Mail Stop 4561
Washington, D.C. 20549	Washington, D.C. 20549

Dear Mr. Woody and Ms. Monick:

The purpose of this letter is to provide you with supplemental information in response to your letter to us dated July 25, 2007 providing comments on Kaiser Ventures LLC’s (“Kaiser”) Report on Form 10-KSB for the year ended December 31, 2006, and Report on Form 10-QSB for the three months ended March 31, 2007. For your ease in understanding our responses, we have repeated the original SEC comment in italics and then provided our response.

RESPONSES TO COMMENTS ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

SEC COMMENT NO. 1:

We note you include an opinion from Moss Adams LLP. It does not appear that the opinion has been signed by Moss Adams LLP. Please amend your filing to include evidence that their opinion is signed.

KAISER RESPONSE:

Kaiser does have a signed opinion letter from Moss Adams LLP for the 10-KSB, we just inadvertently failed to include the Moss Adams LLP signature on the opinion letter in our filing. Accordingly, Kaiser will immediately file an amendment to the 10-KSB reflecting a signed opinion letter from Moss Adams LLP.

SEC COMMENT NO. 2:

Please tell us how your presentation of income from your equity method investment in West Valley MRF complies with Rule 5-03 of Regulation S-X.

KAISER RESPONSE:

We understand that the SEC is asking why Kaiser reflects its 50% share of the West Valley MRF’s income for each reporting period, which is accounted for on the equity method, as operating revenue in its income statement rather than as other income which is the more typical practice. As explained in more detail below, Kaiser believes that its presentation of the equity method of investment in West Valley MRF is in compliance with Regulation S-B and fairly presents, in an understandable fashion, the equity income derived from the West Valley MRF.

MR. KEVIN WOODY

MS. JENNIFER MONICK

SECURITIES AND EXCHANGE COMMISSION

Kaiser is a fairly unique company in that its business is to develop and commercialize the assets it received from the Kaiser Steel Corporation bankruptcy. Those major assets included, among others, Southern California water rights that were leased and ultimately sold to Cucamonga County Water District (now Cucamonga Valley Water District); an investment in Penske Motorsports, Inc. acquired through the development of The California Speedway which was ultimately sold; and its 50% joint venture with Burrtec Waste Industries, Inc. in the West Valley MRF. Currently, Kaiser’s two major remaining assets, in addition to its cash and bond holdings, are its investment in the West Valley MRF, LLC and its investment in the Eagle Mountain landfill project through Mine Reclamation, LLC. Given the nature of Kaiser’s business as described above, we believe that the revenues and expenses from those assets and investments should be shown as operating revenues and expenses. We have also consistently reported the revenues and expenses from those assets and investments as operating revenues and expenses over the past ten years. We also believe that our unit holders and the readers of our financial statements view the revenues and expenses from those investments as Kaiser’s primary business.

SEC COMMENT NO. 3:

We note you have recorded interim activities, net loss as resource revenues. Please tell us how you determined it was necessary to record this item as resource revenues instead of resource operating costs, and reference the accounting literature you considered.

KAISER RESPONSE:

Since exiting bankruptcy, Kaiser has been successful in generating interim revenue from the use of portions of its Eagle Mountain mine site property and Eagle Mountain townsite property that are unrelated to the Eagle Mountain landfill project. The Eagle Mountain landfill project involves approximately 4,600 acres of the former mine site property which is owned or controlled by Kaiser and which totals approximately 10,000+ acres. The Eagle Mountain landfill project is owned by Mine Reclamation, LLC, of which Kaiser is currently an 82.48% owner. As disclosed in our filings, Mine Reclamation is in the process of selling the Eagle Mountain landfill project to the Los Angeles County Sanitation District (“LACSD”). The Eagle Mountain townsite is adjacent to but separate from the Eagle Mountain landfill project and is not a part of the property included in the pending sale of the landfill project to the LACSD. The types of interim revenue generated within the last year include: (a) the rental of portions of the townsite and the mine site to a private military contractor which used the land for the training of U.S. Marines that were about to be deployed to Iraq or Afghanistan; and (b) the filming of commercials and movie scenes. These revenues and the associated expenses are not related to the landfill project and, therefore, would not be an offset against the capitalized expenses associated with the landfill project.

Because the revenues and expenses from these interim sources are relatively minor and fluctuate from period to period, Kaiser believed it was appropriate and acceptable to net the revenues and expenses of these interim sources. However, taking into consideration the SEC’s comment, Kaiser will begin reporting the interim revenues and associated expenses as separate line items in all future filings.

MR. KEVIN WOODY

MS. JENNIFER MONICK

SECURITIES AND EXCHANGE COMMISSION

SEC COMMENT NO. 4:

We note you recorded a $2.5 million reserve for Eagle Mountain Townsite. Please tell us how you determined it was necessary to record a reserve, and reference the accounting literature you considered.

KAISER RESPONSE:

By way of background, the Eagle Mountain mine site and the adjoining Eagle Mountain townsite are located in Riverside County, California. The Eagle Mountain townsite was a “company” town adjacent to the mine site that served the miners and their families. At the height of mining, the town contained more than 4,000 residents. Active mining ceased in 1982. Today the Eagle Mountain townsite has only three permanent residents. The townsite includes more than 300 vacant, 40+ year old, single family homes, approximately 100 of which have been renovated within the last 20 years, plus a number of other buildings, many of which are also vacant. Due to the passage of time and the impacts of weather, a substantial number of these buildings and houses, all of which have been fully depreciated, were in collapse or near collapse. Because most of these houses and buildings contain asbestos related products which would be disturbed if and when the structures collapse, management determined that these structures were a liability. Accordingly, in 2005 Kaiser retained Brownfields Redevelopment, Inc., a company owned and headed by Kaiser’s former Vice President in charge of environmental matters, to assist management in determining the scope of work and in obtaining cost estimates for the demolition or rehabilitation of certain of these houses and buildings. Brownfields Development prepared the scope of work and approached three separate companies to provide estimates for the cost of demolishing the houses and buildings under several scenarios and of disposing of the demolition debris. Additionally, because many of the houses and buildings contained asbestos related products, the scope of work and estimates were further broken down between the environmental remediation component and the demolition/rehabilitation component. Kaiser’s management evaluated the estimates received and established a $2.5 million cleanup reserve in 2005, in addition to the separate environmental reserve. In 2006, 27 homes were demolished and the associated asbestos related materials remediated.

Kaiser recognizes that in the classic property redevelopment situation generally accepted accounting principles would call for the costs associated with any existing structures that are to be demolished would be expensed as incurred. However, in this situation, Kaiser has fully depreciated all of the houses and buildings and certain of the houses and buildings are being demolished because of environmental liability concerns and not due to the redevelopment of the underlying land. Since the asbestos containing products are often so integrated within a particular structure, removal would result in the collapse of the building or would leave it exposed to the elements.

Applying Financial Accounting Standards No. 5 (“FAS 5”), Kaiser determined that because of the existing condition of the houses and buildings at the Eagle Mountain townsite, it was probable that a liability had been incurred as future expenditures would be necessary to demolish and/or rehabilitate certain houses and buildings to avoid additional liability with respect to such structures due to their condition.

In addition, we performed an analysis of the houses and buildings that we do not presently intend to demolish or rehabilitate. Since several of the houses and buildings have

MR. KEVIN WOODY

MS. JENNIFER MONICK

SECURITIES AND EXCHANGE COMMISSION

asbestos containing products on or within them, we determined that a conditional asset retirement obligation existed. Kaiser performed an analysis of such buildings and houses in accordance with Financial Accounting Standard Board Interpretation No. 47 and recorded an accrual of $1.2 million representing the fair value of the unconditional asset retirement obligation as of December 31, 2006.

SEC COMMENT NO. 5:

We note you use the assistance of third-party consultants in estimating your conditional asset retirement obligations. It would appear that the third-party consultants would be considered experts. As such, please name these third-party consultants and provide the appropriate consents.

KAISER RESPONSE:

As explained above in Kaiser’s response to Comment No. 4, Kaiser utilized contractors and consultants in producing information that assisted Kaiser in determining what would be an appropriate Eagle Mountain cleanup reserve and conditional asset retirement obligation. However, Kaiser does not believe that these consultants, for the purposes for which they were utilized, would be considered to be within the usual and standard definition of an “expert” for which a consent should be obtained and filed as a part of Kaiser’s reports with the SEC. To avoid any possible confusion with regard to the matter, Kaiser will, in its future reports filed with the SEC, delete the language referring to the use of consultants with respect to the determination of the amount of the Eagle Mountain cleanup reserve and conditional asset retirement obligation.

SEC COMMENT NO. 6:

We note that West Valley MRF is responsible for environmental issues that may arise related to deposit or release of hazardous substances. It does not appear that West Valley MRF has recorded an environmental liability. Please tell us how you have complied with SOP 96-1, or tell us why you believe it was not necessary to record this liability.

KAISER RESPONSE:

To date and to the best of our knowledge, West Valley MRF, LLC does not have any environmental liabilities which should be recorded on its financial statements. Kaiser’s disclosure is meant to explain and disclose to readers of its filings that Kaiser is obligated for any historical environmental liabilities associated with the property on which the West Valley MRF is sited but that West Valley MRF would be responsible for any environmental liability that may be caused by its operations. As a part of its contribution to West Valley MRF, LLC for its 50% ownership interest in such entity, Kaiser conveyed remediated land on which the West Valley MRF was built and is operating. However, in the event there was a discovery of an environmental issue that originates from activities prior to the conveyance of the land to the West Valley MRF, Kaiser remains contractually responsible for any such potential liability. As for the West Valley MRF, it can best be described as a recycling and transfer center where non-hazardous municipal solid waste is either re-transported in larger trucks to local landfills or sorted by commodity and sold as recycled materials. Sorting takes place within a building with concrete or asphalt floors. West Valley MRF also has operating protocols it follows to seek to prevent or minimize the receipt and processing of hazardous wastes that may require remediation.

MR. KEVIN WOODY

MS. JENNIFER MONICK

SECURITIES AND EXCHANGE COMMISSION

SEC COMMENT NO. 7:

We note that your certifications do not comply with the content of the certifications required under the Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word “report” with “annual report” and “amended annual report” in paragraphs 2, 3, and 4, you have replaced the words “small business issuer” with “registrant,” you have added the word “we” before “have” in the introductory language in paragraph 4, and you have changed the term “internal control” to “internal controls.” Please revise your certifications in future filings to comply with the Exchange Act Rules.

KAISER RESPONSE:

Kaiser’s future certifications will comply with the wording as noted above.

FORM 10-QSB FOR THE THREE MONTHS ENDED MARCH 31, 2007

SEC COMMENT NO. 8:

We note you have net income from interim activities for the three months ended March 31, 2007. This net income appears to be due to incidental operations. Please tell us how you have complied with paragraph 10 of SFAS 67 in determining that this amount should not reduce your eagle mountain landfill investment.

KAISER RESPONSE:

Since SEC Comment No. 8 is related to SEC comment No. 3 above, please see Kaiser’s response to Comment No. 3. In summary, the net income that has been generated from interim activities is unrelated to the landfill project and thus, it would not be appropriate to reduce our Eagle Mountain landfill investment.

SEC COMMENT NO. 9:

It does not appear that your detail of comprehensive income adjusts for the $42 thousand realized gain on investments that is also included in net income. Please tell us how you have complied with SFAS 130.

KAISER RESPONSE:

We have come to the conclusion that Note #4 to the consolidated financial statements may be confusing and therefore the presentation of other comprehensive income will be revised in future filings. Since the Statement of Changes in Members Equity within the 10-KSB for the year ended December 31, 2006 includes a line item totaling the Comprehensive Income, which we believe makes a clearer presentation of this item, we will use this format in our future reports. If that format were used for the first quarter it would appear as follows:

MR. KEVIN WOODY

MS. JENNIFER MONICK

SECURITIES AND EXCHANGE COMMISSION

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

for the Three Months Ended March 31, 2007

(Unaudited)

	Class A		Accumulated Other Comprehensive Loss	Total Members’ Equity
	Units	Amount
Balance at December 31, 2006	6,969,299	$37,188,000	$42,000	$37,230,0000

Net Income (loss)	—	23,000	—	23,000

Comprehensive income
Change in gain on investments
Realized	—	—	(42,000)	(42,000)
Unrealized	—	—	44,000	44,000

Total Comprehensive Income				25,000

Issuance of Class A Units	75,000	38,000	—	38,000

Balance at March 31, 2007	7,044,299	$37,249,000	$44,000	$37,293,000

SEC COMMENT NO. 10:

We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word “report” with “quarterly report” in paragraphs 2, 3, and 4. Please revise your certifications in future filings to comply with the Exchange Act Rules.

KAISER RESPONSE:

Kaiser’s future certifications will comply with the wording as noted above.

We hope that this letter adequately addresses the comments contained in your letter of July 25, 2007. However, if further information or clarification is necessary, please do not hesitate to contact us.

Attached to this letter is our separate acknowledgement of the items listed on page 4 of your July 25, 2007 letter.

Sincerely,

/s/ James F. Verhey
James F. Verhey
Executive Vice President—Chief Financial Officer

KAISER VENTURES LLC CERTIFICATE OF ACKNOWLEDGEMENT

(PURSUANT TO SEC LETTER OF JULY 25, 2005, TO KAISER VENTURES LLC)

Kaiser Ventures LLC (the “Company”) hereby acknowledges to the Securities and Exchange Commission (“Commission”) that:

•	The Company is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission;

•	Commission staff comments or changes made to disclosures in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the Company has executed this Certificate of Acknowledgment by its duly authorized officer.

“COMPANY”
KAISER VENTURES LLC

Date: August 2, 2007	By:	/s/ James F. Verhey
James F. Verhey
Executive Vice President & CFO